UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INFLEQTION, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1315 West Century Drive, Suite 150

Address of Principal Executive Office (Street and Number)

Louisville, CO 80027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Infleqtion, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2026 (the “Q2 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period due to the ongoing review of certain revenue recognition matters. The Company requires additional time to complete its evaluation of these matters and finalize the related financial statements and disclosures.

In particular, during the preparation of the financial statements for the quarter ended June 30, 2026, the Company identified an error related to revenue recognition and GAAP accounting methodology for the provision of expected losses for certain projects that required adjustments to its previously issued financial statements for the fiscal years ended December 31, 2024 and December 31, 2025 (and the interim periods therein) and the fiscal quarter ended March 31, 2026. The Company determined that the adjustments were not material to the previously issued financial statements for the affected periods. The revenue-recognition adjustments primarily affect the timing of revenue recognition. These adjustments are expected to increase revenue recognized in the year ending December 31, 2026, as a portion of revenue previously reported for the years ended December 31, 2024 and December 31, 2025 will instead be recognized in 2026, with a corresponding reduction in previously reported revenue for those prior years. As a result, the Company will revise the financial information for the affected periods in the Q2 Form 10-Q.

This error relates to the previously disclosed material weakness in the Company’s internal control over financial reporting resulting from the Company’s lack of sufficient accounting personnel to perform effective risk assessment and maintain effective internal controls over the review of accounting transactions.

The Company is working diligently to complete this evaluation and currently expects to file the Q2 Form 10-Q on the date hereof, which is within the five-calendar-day extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Ilan Hart	303	440-1284
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 12, 2026, the Company issued a press release announcing preliminary, unaudited financial results for the quarter ended June 30, 2026 and comparing them to the Company’s results for the corresponding period of the last fiscal year (the “Press Release”), which Press Release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2026. The Company is updating those preliminary, unaudited financial results in this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”).

Since the issuance of the Press Release, the Company has identified certain non-cash adjustments to its preliminary results for the second quarter of 2026 related to its recognition of revenue and cost of revenue from certain contracts and, due to the error described in Part III above, certain non-cash adjustments to previously issued financial statements that the Company intends to reflect by revising the affected prior-period financial information in the Q2 Form 10-Q.

As a result, the Condensed Consolidated Balance Sheet as of June 30, 2026 and Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and six months ended June 30, 2026 and June 30, 2025 included in the Q2 Form 10-Q will include the adjustments set forth in the tables below, as compared to the financial information included in the Press Release.

Condensed Consolidated Balance Sheets

	As of June 30, 2026
	Earnings release	Adjustments	As Adjusted
ASSETS
CURRENT ASSETS:
Unbilled receivables	$4,147	$(669)	$3,478
Total current assets	$501,018	$(669)	$500,349
TOTAL ASSETS	$642,123	$(669)	$641,454

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accrued liabilities	$45,964	$342	$46,306
Contract liabilities	$2,511	$77	$2,588
Total current liabilities	$53,127	$419	$53,546
TOTAL LIABILITIES	$66,652	$419	$67,071

Stockholders’ Equity:
Accumulated deficit	$(286,822)	$(1,088)	$(287,910)
Total Stockholders’ Equity	$575,471	$(1,088)	$574,383

Total Liabilities, Convertible Redeemable Preferred Stock and Stockholders’ Equity (Deficit)	$642,123	$(669)	$641,454

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended June 30, 2026
	Earnings release	Adjustments	As Adjusted
Revenue
Product revenue	$2,457	716	$3,173
Service revenue	10,176	189	10,365

Total revenue	12,633	905	13,538

Cost of revenue
Cost of products	3,049	(93)	2,956
Cost of services	8,195	220	8,415

Total cost of revenue	11,244	127	11,371

Gross profit	1,389	778	2,167

Loss from operations	(30,636)	778	(29,858)

Loss before income taxes	(25,473)	778	(24,695)

Net loss	$(25,473)	$778	$(24,695)

Comprehensive loss	$(25,809)	$778	$(25,031)

Net loss per share attributable to common stockholders - basic and diluted	$(0.12)	$0.00	$(0.11)
Weighted average shares used in computing net loss per share attributable to common stockholders – basic and diluted	219,743,810	219,743,810	219,743,810

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Six Months Ended June 30, 2026
	Earnings release	Adjustments	As Adjusted
Revenue
Product revenue	$5,607	1,162	$6,769
Service revenue	16,487	189	16,676

Total revenue	22,094	1,351	23,445

Cost of revenue
Cost of products	5,879	(191)	5,688
Cost of services	12,835	220	13,055

Total cost of revenue	18,714	29	18,743

Gross profit	3,380	1,322	4,702

Loss from operations	(64,211)	1,322	(62,889)

Loss before income taxes	(55,736)	1,322	(54,414)

Income tax expense (benefit)	—		—
Net loss	$(55,736)	$1,322	$(54,414)

Comprehensive loss	$(57,053)	$1,322	$(55,731)

Net loss per share attributable to common stockholders - basic and diluted	$(0.33)	$0.01	$(0.32)
Weighted average shares used in computing net loss per share attributable to common stockholders – basic and diluted	169,199,551	169,199,551	169,199,551

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended June 30, 2025
	Earnings release	Adjustments	As Adjusted
Revenue
Product revenue	$4,121	(560)	$3,561
Total revenue	5,837	(560)	5,277

Cost of revenue
Cost of products	4,047	(221)	3,826
Total cost of revenue	4,820	(221)	4,599

Gross profit	1,017	(339)	678

Loss from operations	(10,073)	(339)	(10,412)

Loss before income taxes	(8,847)	(339)	(9,186)

Net loss	$(8,847)	$(339)	$(9,186)

Comprehensive loss	$(8,869)	$(339)	$(9,208)

Net loss per share attributable to common stockholders - basic and diluted	$(0.57)	$(0.02)	$(0.59)
Weighted average shares used in computing net loss per share attributable to common stockholders – basic and diluted	15,586,999	15,586,999	15,586,999

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Six Months Ended June 30, 2025
	Earnings release	Adjustments	As Adjusted
Revenue
Product revenue	$10,521	(668)	9,853
Total revenue	14,140	(668)	13,472

Cost of revenue
Cost of products	8,248	(495)	7,753
Total cost of revenue	9,746	(495)	9,251

Gross profit	4,394	(173)	4,221

Loss from operations	(17,023)	(173)	(17,196)

Loss before income taxes	(14,832)	(173)	(15,005)

Net loss	$(14,832)	$(173)	$(15,005)

Comprehensive loss	$(14,438)	$(173)	$(14,611)

Net loss per share attributable to common stockholders - basic and diluted	$(0.98)	$(0.01)	$(0.99)
Weighted average shares used in computing net loss per share attributable to common stockholders – basic and diluted	15,164,809	15,164,809	15,164,809

Also, among the revisions described in Part III above that will be reflected in the Q2 Form 10-Q are the adjustments to the Company’s Consolidated Balance Sheets as of December 31, 2025, the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2026 and the Company’s Consolidated Statements of Operations and Comprehensive Loss for the fiscal years ended December 31, 2024 and December 31, 2025 set forth in the tables below.

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended March 31, 2026
	As Reported	Adjustments	As Adjusted
Revenue
Product revenue	$3,150	$446	$3,596

Total revenue	$9,461	$446	$9,907

Cost of revenue:
Cost of products	$2,830	$(98)	$2,732

Total cost of revenue	$7,470	$(98)	$7,372

Gross profit	$1,991	$544	$2,535

Loss from operations	$(33,575)	$544	$(33,031)

Loss before income taxes	$(30,263)	$544	$(29,719)

Net loss	$(30,263)	$544	$(29,719)

Comprehensive loss	$(31,244)	$544	$(30,700)

Net loss per share attributable to common stockholders - basic and diluted	$(0.26)	$0.01	$(0.25)
Weighted average shares used in computing net loss per share attributable to common stockholders - basic and diluted	$118,162,332	$118,162,332	$118,162,332

Consolidated Balance Sheets

	As of December 31, 2025
	As Reported	Adjustments	As Adjusted
ASSETS
CURRENT ASSETS:
Unbilled receivables	$4,734	$(2,097)	$2,637

Total current assets	$74,624	$(2,097)	$72,527

TOTAL ASSETS	$115,313	$(2,097)	$113,216

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accrued liabilities	$8,610	$313	$8,923

Total current liabilities	$22,672	$313	$22,985

TOTAL LIABILITIES	$26,746	$313	$27,059

Stockholders’ Equity (Deficit):
Accumulated deficit	$(231,086)	$(2,410)	$(233,496)

Total Stockholders’ Equity (Deficit)	$(208,247)	$(2,410)	$(210,657)

Total Liabilities, Convertible Redeemable Preferred Stock and Stockholders’ Equity (Deficit)	$115,313	$(2,097)	$113,216

Consolidated Statements of Operations and Comprehensive Loss

	For the period ended December 31, 2025
	As Reported	Adjustments	As Adjusted
Revenue
Product revenue	$19,614	$(1,356)	$18,258

Total revenue	$32,464	$(1,356)	$31,108

Cost of revenue:
Cost of products	$13,558	$(923)	$12,635

Total cost of revenue	$20,651	$(923)	$19,728

Gross profit	$11,813	$(433)	$11,380

Loss from operations	$(35,286)	$(433)	$(35,719)

Loss before income taxes	$(31,795)	$(433)	$(32,228)

Net loss	$(31,795)	$(433)	$(32,228)

Comprehensive loss	$(31,249)	$(433)	$(31,682)

Net loss per share attributable to common stockholders - basic and diluted	$(0.69)	$(0.01)	$(0.70)
Weighted average shares used in computing net loss per share attributable to common stockholders - basic and diluted	$46,185,671	$46,185,671	$46,185,671

Consolidated Statements of Operations and Comprehensive Loss

	For the period ended December 31, 2024
	As Reported	Adjustments	As Adjusted
Revenue
Product revenue	$22,325	$(742)	$21,583

Total revenue	$28,836	$(742)	$28,094

Cost of revenue:
Cost of products	$17,571	$1,236	$18,807

Total cost of revenue	$19,772	$1,236	$21,008

Gross profit	$9,064	$(1,978)	$7,086

Loss from operations	$(53,008)	$(1,978)	$(54,986)

Loss before income taxes	$(53,766)	$(1,978)	$(55,744)

Net loss	$(53,764)	$(1,978)	$(55,742)

Comprehensive loss	$(53,290)	$(1,978)	$(55,268)

Net loss per share attributable to common stockholders - basic and diluted	$(1.35)	$(0.05)	$(1.40)
Weighted average shares used in computing net loss per share attributable to common stockholders - basic and diluted	$39,808,027	$39,808,027	$39,808,027

Infleqtion, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026	By:	/S/ Ilan Hart
Name: Ilan Hart
Title: Chief Financial Officer